UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Alliqua BioMedical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

019621 200

(CUSIP Number)

Mark J. Alles

Chief Executive Officer
Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019621200
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE CORPORATION 22-2711928
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,025,194 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,025,194 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,025,194 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.2% (2)
14	TYPE OF REPORTING PERSON* CO

(1) Includes 7,046,100 shares of Common Stock and 979,094 shares of Common Stock underlying warrants that are exercisable immediately.

(2) The percentage ownership is based on 36,137,486 shares of Common Stock outstanding as of February 28, 2017, which includes (i) 35,158,392 shares of Common Stock outstanding as reported by Alliqua BioMedical, Inc. to Celgene Corporation on such date, and (ii) 979,094 shares of Common Stock underlying warrants held by Celgene Corporation that are exercisable immediately.

This Amendment No. 4 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2013, as amended by Amendment No. 1 filed with the Commission on March 7, 2014, Amendment No. 2 filed with the Commission on April 15, 2014 and Amendment No. 3 filed with the Commission on May 4, 2015, by Celgene Corporation (“Celgene”) with respect to common stock, par value $0.001 per share (“Common Stock”), of Alliqua BioMedical, Inc., a Delaware corporation (“Alliqua”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

No modification.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 27, 2017, Alliqua completed its offering (the “Offering”) of 5,540,000 shares of Common Stock at a price of $0.50 per share, pursuant to a Securities Purchase Agreement, and Celgene purchased 4,000,000 shares of Common Stock (the “Purchase”) in the Offering for investment purposes. Following the Purchase, Celgene beneficially owns 8,025,194 shares of Common Stock (including 979,094 shares of Common Stock underlying warrants that are exercisable immediately), representing approximately 22.2% of the shares of Common Stock outstanding as of February 28, 2017, which includes (i) 35,158,392 shares of Common Stock outstanding, and (ii) 979,094 shares of Common Stock underlying warrants that are exercisable immediately.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and supplemented by adding the following:

On February 27, 2017, Celgene purchased 4,000,000 shares of Common Stock in the Offering. Following the Purchase, Celgene beneficially owns 8,025,194 shares of Common Stock (including 979,094 shares of Common Stock underlying warrants that are exercisable immediately), representing approximately 22.2% of the shares of Common Stock outstanding as of February 28, 2017, which includes (i) 35,158,392 shares of Common Stock outstanding, and (ii) 979,094 shares of Common Stock underlying warrants that are exercisable immediately.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On February 27, 2017, Celgene entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Alliqua and certain other investor parties. Pursuant to the Securities Purchase Agreement, Alliqua sold and issued to Celgene an aggregate of 4,000,000 shares of Common Stock in exchange for an aggregate consideration of $2,000,000. A copy of the Securities Purchase Agreement is filed as Exhibit 10.1 to Alliqua’s Current Report on Form 8-K filed with the Commission on February 28, 2017 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 6 – Securities Purchase Agreement, dated as of February 27, 2017, among Alliqua, Celgene and the other investors (incorporated by reference to Exhibit 10.1 to Alliqua’s Current Report on Form 8-K filed with the Commission on February 28, 2017).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 1, 2017

CELGENE CORPORATION

By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President and Chief Financial Officer